UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of March 2023

333-206723

(Commission File Number)

P.V NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) hereby furnishes the following documents:

i.	Notice and Proxy Statement with respect to the Company’s special general meeting of shareholders to be held on April 14, 2023

ii.	Proxy Card to be used with respect to the Company’s special general meeting of shareholders to be held on April 14, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2023	P.V NANO CELL LTD.

	By:	/s/ Evyatar Cohen
	Name:	Evyatar Cohen
	Title:	Chief Financial Officer

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